EXHIBIT 99.1

Quantum Biopharma Licensee Celly Nutrition Retains Leading Audit Firm MNP LLP to Advance Capital Raise and Go-Public Readiness and Changes Name To Unbuzzd Wellness Inc.

TORONTO, May 29, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, announces that Unbuzzd Wellness Inc. (formerly, Celly Nutrition Corp.) (the “Company”), the company behind unbuzzdTM, the scientifically-proven beverage that accelerates alcohol metabolism, restores mental clarity and reduces hangover symptoms, that it has hired leading audit firm MNP LLP (“MNP”) effective May 20, 2025, to conduct Public Company Accounting Oversight Board (“PCAOB”) audits of the Company’s financial statements in preparation for a possible initial public offering (“IPO”). The Company’s predecessor auditor, Stern & Lovrics LLP (the “Predecessor Auditor”) resigned effective May 20, 2025, at the Company’s request, and the Company’s board of directors, upon the audit committee’s recommendation, appointed MNP to fill the resulting vacancy until the close of the next annual meeting of the Company’s shareholders.

MNP, registered with the PCAOB, has the experience and proven track record to deliver audits of the highest standard. Hiring MNP follows the Company’s announcement on February 5, 2025, regarding their retention of a New York investment bank to advise on a capital raise and explore an IPO, pending regulatory approval.

John Duffy, CEO of Unbuzzd Wellness Inc. stated, “This engagement of audit firm MNP demonstrates that we adhere to the highest standards in the industry. MNP has worked hard to understand our business and their PCAOB-level audits will prepare Unbuzzd Wellness for a possible IPO.” Mr. Duffy has more than two decades of experience in leadership positions in the beverage industry, including as former VP of Marketing Assets and VP of National Sales at Coca-Cola."

Gerry David, Board Co-Chair and former CEO of Celsius Holdings with their bestselling energy drink Celsius Energy, added, “Completing our PCAOB audits with MNP represents another important step in ensuring our continued success and strength as we raise capital and consider the possibility of an IPO.”

The change of auditor notice required pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and associated material have been filed on SEDAR+ (www.sedarplus.ca) under the Company’s profile within the prescribed time period. There were no reservations or modified opinions in any auditor’s reports nor any reportable events as defined in NI 51-102 in connection with the audits by the Predecessor Auditor of the Company’s most recently completed financial year or any subsequent period.

Name Change

In addition, the Company has changed its name to “Unbuzzd Wellness Inc.” effective May 23, 2025 (the “Name Change”). The board of directors of the Company approved the Name Change in accordance with the articles of the Company. The Company’s new CUSIP is 90429T100 and its new ISIN is CA90429T1003.

Shareholders are not required to exchange existing share certificates for new share certificates bearing the Company’s new name. The Name Change does not affect the rights of the Company’s shareholders and no further action is required by existing shareholders.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

About Unbuzzd Wellness Inc.

The Company, a non-trading but fully reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd has been developed by a world-class research and development team in pharmacology and medicine, with a commitment to innovation and quality. With a proprietary blend of vitamins, minerals and herbs, unbuzzd helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly. unbuzzd appeals to a broad audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

Scientifically-backed by a recently completed double-blind, randomized, placebo-controlled crossover design clinical trial, unbuzzd dramatically accelerates alcohol metabolism, speeds the reduction of blood alcohol concentration, restores mental clarity, and reduces the symptoms of intoxication, impairment and hangover. The full press release of the clinical trial can be found here.

unbuzzd ready-to-mix powder sticks are available in 3-pack, 8-pack, and 18-pack formats at amazon.com and unbuzzd.com.

unbuzzd is a registered trademark of the Company. Individual results may vary. unbuzzd is a dietary supplement. Consuming unbuzzd after alcohol ingestion does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

For more information on Unbuzzd Wellness Inc. please visit www.unbuzzd.com

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com